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December 4, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Jay Ingram, Esq.
               Mail Stop 4561


Re:      NS8 Corporation (the "Company")
         Registration Statement on Form SB-2/A
         File No. 333-130305
         Filed on October 24, 2006

         Form 10-QSB for the quarter period ended March 31, 2006
         Filed on September 12, 2006

         Form 10-KSB for the fiscal year ended December 31, 2005
         Filed on October 24, 2006


Dear Mr. Ingram:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 (the "Form 10-KSB") and two copies of Amendment No. 2 to the Company's Quarterly Report on 10-QSB for the quarter ended June 30, 2006 (the "Form 10-QSB," and together with the Form 10-KSB, the "Periodic Reports").

By letter dated November 13, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Periodic Reports. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

FORM 10-QSB/A FOR THE QUARTER ENDED JUNE 30, 2006

1. Disclosure indicates that the CEO and CFO have concluded that the following constitutes a material weakness: "the Company must restate its previously issued financial statements for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 to correct the classification of certain warrants and convertible debentures as derivative liabilities." Your disclosure should indicate the material weakness that results in the restatements. Merely disclosing that you must restate does not provide sufficient insight into the nature of the material weakness that causes the restatement.

The Company has made revisions to the Form 10-QSB in accordance with the Staff's comments.

FORM 10-KSB/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

2. You state that material weaknesses in your disclosure controls and procedures and internal controls over financial reporting relating to clerical accounting errors "began on approximately October 23, 2005". You also refer to additional weaknesses identified during the preparation of the 2005 financial statements. However, the errors you discovered related to transactions recorded as early as the year ended December 31, 2004. Since the errors in part concerned financial statements filed prior to the October 23, 2005, expand to explain how you concluded that the material weaknesses began on that date rather than one that preceded the time when you initially reported the financial results that required correction.

The Company has made revisions to the Form 10-KSB in accordance with the Staff's comments.

3. The disclosure in Item 8A continues to be vague as it relates to the description of the material weaknesses. Your characterization of the material weaknesses as "clerical accounting errors" and "certain inaccuracies" do not sufficiently capture the nature of the accounting problems. Further, disclosing that "a lack of adequate segregation of duties and excessive workload of the Controller led to inaccuracies in data input and resulting errors" does not provide sufficient insight into the nature of the errors. Similarly, citing personnel's inexperience in the preparation of financial statements as a source of the problems does not give investors a clear sense of the scope and problems relating to your financial reporting. Revise to provide a materially complete description of the accounting errors and the nature of the material weaknesses in your internal controls that led to those errors. Provide a concise but more specific description of how the review process for the financial statements and Management's Discussion "was flawed". To the extent you must make revisions to your disclosure contained in your annual reports and quarterly reports covering the time periods of December 31, 2004 to the present, please do so.

The Company has made revisions to the Form 10-KSB in accordance with the Staff's comments. In addition, the Company is analyzing its annual reports and quarterly reports covering the time periods of December 31, 2004 to the present to determine whether revisions to those reports are required to be made.

4. We note your revisions in response to comment 5 of our letter dated June 28, 2006. Further discuss the extent to which the cited deficiencies have been addressed and the extent to which you will continue your remediation efforts. Be more specific in describing the changes you made. For example, how many new accounting employees were added in the fourth quarter of 2005, what functions do the new employees discharge, and what is the general nature of the skills and experience of the additional employees in accounting and financial reporting matters. Describe the timetable and the costs associated with remediation.

The Company has made revisions to the Form 10-KSB in accordance with the Staff's comments.

5. We reissue comment 6 of our letter dated June 28, 2006. Your disclosure does not identify the changes in "internal controls over financial reporting" that materially affected or are reasonably likely to materially affect the registrant's internal control over financial reporting. Revise as appropriate.

The Company has made revisions to the Form 10-KSB in accordance with the Staff's comments.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                             Very truly yours,

                                             /s/ Louis A. Brilleman
                                             ----------------------
                                             Louis A. Brilleman